November 17, 2014

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Luna Bloom
Melissa Kindelan
Patrick Gilmore

Re:	GoDaddy Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed October 21, 2014
File No. 333-196615

Ladies and Gentlemen:

On behalf of our client, GoDaddy Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 5, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-196615) (the “Registration Statement”) filed with the Commission on October 21, 2014. The Company is concurrently submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2 to the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the pages of Amendment No. 3.

Securities and Exchange Commission

November 17, 2014

We are subject to export controls and economic sanctions laws . . . , page 42

1.	You state that Mad Mimi, LLC, which you acquired in August 2014, filed with OFAC an initial notification of a voluntary disclosure related to the possible provision of services in “certain embargoed countries.” You do not identify the countries to which you refer or disclose the nature and extent of the services provided into those countries. Please tell us whether the countries include Cuba, Iran, Sudan or Syria. Describe to us the nature and extent of Mad Mimi, LLC’s contacts with Cuba, Iran, Sudan and Syria, if any, whether through direct or indirect arrangements. You should describe any products, technology or services provided into Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts with the governments of Cuba, Iran, Sudan and Syria or entities they control.

The “certain embargoed countries” that Mad Mimi, LLC (“Mad Mimi”) provided services to include Iran, Sudan, and Syria. In connection with an internal review conducted by Mad Mimi resulting in the filing of a voluntary self-disclosure with OFAC in August 2014, Mad Mimi determined 139 accounts (out of nearly 298,000 total customers) were associated with sanctioned countries including 134 in Iran, 2 in Sudan, and 3 in Syria. There were no unauthorized accounts associated with Cuba. This determination was made based on email address, IP logs, and addresses provided by the user. 16 of these accounts were paying users (15 associated with Iran and 1 with Syria), but no payments were made from a sanctioned country account – payment was made by credit cards with associated addresses outside of the sanctioned countries. Because address information for unpaid accounts is voluntary, much of this information comes from IP logs only and many of these accounts were accessed in non-sanctioned countries as well as sanctioned countries. At this time, all of the unauthorized accounts have been closed.

Mad Mimi’s principal business is the provision of e-mail services and email marketing support. Mad Mimi allows users to create, send, share and track email newsletters online. Users may access Mad Mimi’s email service through Mad Mimi’s website, where they can sign up for an account using an email address and password. Mad Mimi offers both a free service and a fee-based service. The capabilities obtained via the free service are more limited than those provided by the fee-based service.

Securities and Exchange Commission

November 17, 2014

Additionally, the Company is putting the following protections in place to prevent access to its services from sanctioned countries in the future:

•	Mad Mimi has implemented Geo IP blocking to prevent IP addresses associated with sanctioned countries from accessing Mad Mimi accounts.

•	The Company plans to implement screening for all new accounts being added. The screening will review the address fields for sanctioned country information and the email address for a domain name ending in the country identifier for a sanctioned country (.ir., sd, .sy, .kp, .cu)

•	The Company will block any payment attempts from a sanctioned country.

•	The Company will review the export language in the user agreements to ensure the export language is sufficient.

As a result of the steps mentioned above, the Company does not anticipate any future unauthorized contact with sanctioned countries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 91

2.	We note you removed the comparison of the combined periods of January 1, 2011 through December 16, 2011 (predecessor) and December 17, 2011 through December 31, 2011 (successor) to the year ended December 31, 2012 and replaced it with a comparison of historical periods. Please tell us your consideration for supplementing this historical comparison with an additional comparison of the year ended December 31, 2012 to the 12 months ended December 31, 2011 on a pro forma basis, which would assume the Merger occurred on January 1, 2011 and would include all of the appropriate Article 11 pro forma adjustments. In this regard, it would appear that such pro forma adjustments could be material and therefore meaningful in a supplemental comparison, considering your disclosure on page 88 of the impact of purchase accounting on revenue in the periods subsequent to the Merger. If you do not believe this supplemental comparison would be beneficial or meaningful to investors, please explain the basis for this determination.

Securities and Exchange Commission

November 17, 2014

The Company respectfully refers the Staff to the telephone call between the Staff, the Company and representatives of the Company on November 10, 2014. As the Company outlined during the discussion with the Staff, the Company does not believe that a supplemental comparison of the year ended December 31, 2012 to the 12 months ended December 31, 2011, on a pro forma basis assuming the Merger occurred on January 1, 2011, would be beneficial or meaningful to investors. The Company’s determination was based on the following considerations:

•	Pro forma financial statements are generally presented to give investors insight into the operating results of an entity post transaction. In this particular circumstance, the Company has presented in the Registration Statement more than two full years of actual results post-Merger. As a result, the Company believes that a pro forma presentation of the 12 months ended December 31, 2011 assuming the Merger occurred on January 1, 2011 would not provide additional material information to investors.

•	The 2012 compared to 2011 Predecessor period discussion currently presented in “Management’s Discussion and Analysis – Results of Operations” clearly identifies period to period variances resulting from purchase accounting and the completion of the Merger.

•	Due to the nature of the purchase accounting adjustments, a comparison of the 12 months ended December 31, 2011 on a pro forma basis assuming the Merger occurred on January 1, 2011 cannot be made in a meaningful way without also presenting the year ended December 31, 2012 on a pro forma basis. This presentation would be necessary because the Merger-related pro forma adjustments need to be carried through to the year ended December 31, 2012 to ensure comparability between periods. For example, assuming the Merger occurred on January 1, 2011 on a pro forma basis would significantly impact revenue recognition and intangible asset amortization reported for the year ended December 31, 2012 and future periods.

Based on the analysis set forth above, the Company has not presented a supplemental comparison of the year ended December 31, 2012 to the 12 months ended December 31, 2011, on a pro forma basis assuming the Merger occurred on January 1, 2011.

*****

Securities and Exchange Commission

November 17, 2014

Please direct any questions with respect to the Company’s responses or Amendment No. 3 to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

Enclosures
cc (w/ enclosures):	Blake J. Irving
Nima Kelly
GoDaddy Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg
Sarah K. Solum
Davis Polk & Wardwell LLP